FOR IMMEDIATE RELEASE:	August 13, 2012	PR 12-17

Atna Reports Second Quarter 2012 Pre-Tax Earnings of $2.1 Million

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCBB:ATNAF) today released unaudited interim financial results for the Company’s second quarter; ended June 30, 2012. Unless otherwise designated, all amounts are in U.S. dollars. Additional details may be found in the MD&A and Financials filed on SEDAR and EDGAR, or on the Company’s website at www.atna.com.

Highlights for Second Quarter 2012:

•	Atna generated net income of $2.0 million, $0.02 per basic share, in the Second Quarter 2012. Income before income tax was $2.1 million.
•	Net cash provided by operating activities in the Second Quarter 2012 was $3.4 million. As of quarter-end, cash and cash equivalents were $8.4 million.
•	Gold sales for the Second Quarter 2012 totaled 8,493 ounces, inclusive of a bulk-sample sale by Pinson, or 9% less than in First Quarter 2012, but 10% higher than Second Quarter 2011.
•	Briggs produced $4.9 million in operating cash flow and $3.4 million of income before tax in the Second Quarter 2012.
•	New NI 43-101 Technical Reports were filed for the Pinson-underground, Reward and Briggs gold properties during the quarter, updating resources, reserves, economics and mine plan outlooks.
•	A proven and probable ore reserve of 1.7 million tons at an average grade of 0.369 ounces per ton, containing 644,600 ounces of gold was declared for the Pinson-underground project.
•	Development of the underground mine at Pinson progressed in the Second Quarter 2012 with completion of the secondary access in July, hiring of key staff, mobilization of an additional contractor crew, and rehabilitating existing underground workings.
•	On June 20, Pinson shipped 1,553 tons of oxide ore to a third-party processor for a trial process run. Pinson netted approximately $0.6 million from this sale, which will be credited against development costs.
•	On June 22, the Company submitted a request for modification of Pinson's existing Water Pollution Control Permit to the Nevada Division of Environmental Protection to allow an increased rate of mining of up to 400,000 tons per year of ore.
•	The new Technical Report for Reward increases mine life by two years over the prior estimate. The project is now expected to have a six year life producing at an average annual rate of approximately 35,000 ounces, producing a projected net present value (NPV) of $100 million, using a gold price of $1,500 and a discount rate of 5%.

Outlook and Strategy

The Company expects the gold market to remain robust in 2012 and the foreseeable future. Atna therefore plans to continue executing upon the strategy of developing its portfolio of advanced-stage growth projects primarily using the cash flow from existing mines. In 2012, the Company plans to develop the underground mine at Pinson and bring it into production, principally using the cash flows from Briggs. Once Pinson has achieved positive cash flow, the cash generated from both Briggs and Pinson will be used to strengthen Atna's balance sheet by reducing debt and accumulating cash. This strategy will provide the opportunity for funding the sequential development of Reward and future projects in a measured and controlled manner. The Company believes that this strategy will build shareholder value, while allowing the Company to grow and prosper even in today's difficult capital markets.

Conference Call:

Management will host a conference call on Tuesday, August 14, 2012, at 11:00 a.m. Eastern time, to discuss these results and general corporate and project activities. Participants in the U.S. and Canada dial (877) 559-1977; International callers dial (660) 422-4979. Please reference conference ID #10874217.

A replay of the call will be available through midnight, Eastern on August 16th, 2012, by dialing (855) 859-2056 or (404) 537-3406. Please reference conference ID # 10874217.

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2011 Form 20-F dated March 26, 2012.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com

ATNA RESOURCES LTD. AND SUBSIDIARIES

SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION

(US dollars, IFRS basis)

(Unaudited)

	June 30,	December 31,
BALANCE SHEETS	2012	2011

ASSETS
Current assets	$28,284,300	$26,638,000
Non-current assets	108,591,400	104,567,300

Total assets	136,875,700	131,205,300

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	17,834,400	31,364,500
Notes payable - long term	16,209,000	1,570,500
Gold bonds, net of discount	1,773,400	3,494,800
Other non-current liabilities	7,339,300	7,983,900
Shareholders' equity	93,719,600	86,791,600

Total liabilities and shareholders’ equity	$136,875,700	$131,205,300

	Three Months Ended		Six Months Ended
	June 30,		June 30,
STATEMENTS OF OPERATIONS	2012	2011	2012	2011

Revenues	$13,159,600	$11,753,400	$29,032,000	$20,963,100
Cost of sales	9,422,000	8,842,100	20,266,000	16,279,000
Depreciation	16,400	32,600	31,800	65,200
General and administrative	1,066,900	1,078,900	2,140,000	2,060,900
Exploration	292,500	219,100	420,000	290,900
Other expense, net	306,800	435,500	1,257,000	1,270,100

Deferred and current income taxes	52,200	-	1,054,000	-
Net income	2,002,800	1,145,200	3,863,200	997,000

Comprehensive income	2,285,500	1,089,400	3,784,700	984,000

Basic and diluted income per share	$0.02	$0.01	$0.03	$0.01

Basic weighted-average shares outstanding	121,621,853	101,002,468	120,297,340	100,240,037

STATEMENTS OF CASH FLOWS

Cash and cash equivalents, beginning of the period	$12,328,500	$6,216,300	$9,963,100	$9,593,200
Net cash provided by operating activities	3,393,900	1,983,400	7,308,100	2,620,000
Net cash used in investing activities	(5,953,400)	(2,477,900)	(8,373,600)	(4,194,800)
Net cash used in financing activities	(1,289,000)	(1,161,900)	(401,300)	(3,461,700)
Effect of exchange rate changes on cash	(42,800)	(4,900)	(59,100)	(1,700)

Cash and cash equivalents, end of the period	$8,437,200	$4,555,000	$8,437,200	$4,555,000